EXHIBIT 99
                                                                      ----------


                            CORAL GOLD RESOURCES LTD
                                     - and -
                              LEVON RESOURCES LTD.
                        Suite 400 - 455 Granville Street
                             Vancouver, B.C. V6C 1T1

                            Telephone: (604) 682-3701
                               Fax: (604) 682-3600


May 5, 2005                           Coral's Trading Symbol:  TSX Venture - CGR
                                                                US OTCBB - CGREF
                                      Levon's Trading Symbol:  TSX Venture - LVN


                               JOINT NEWS RELEASE
                               ------------------

Coral Gold Resources Ltd. ("Coral" ) and Levon Resources Ltd. ("Levon") are pleased to announce that Agnico-Eagle (USA) Ltd. will commence drilling on the Norma-Sass property in May 2005. Coral holds a 2/3 leasehold interest and Levon holds a 1/3 leasehold interest in the Norma-Sass property located in Lander County, Nevada.

In January 2005, Coral assigned and sub-leased the property and granted a mining lease to Agnico-Eagle (USA) Ltd., a subsidiary of Agnico-Eagle Mines Ltd. Under terms of the agreement, Agnico-Eagle (USA) is committed to 13,000 ft of drilling on the Norma-Sass property.

The property consists of 37 unpatented lode claims situated approximately one-half mile south of the Gold Acres open pit gold mine owned by Cortez Gold Mines, Inc. Prior drilling by Levon on the Norma-Sass property returned a number of significant gold intercepts hosted by variably altered lower plate Devonian Wenban Limestone. In 1995, Levon completed eight vertical RC holes ranging in depth from 700 ft to 1,280 ft and totaling 8,295 ft. All of the holes encountered gold values exceeding 0.01 oz Au/t over intervals ranging from 5-ft- to 130-ft-thick. Using a 0.01 oz Au/t cutoff grade, the best drill intercepts were returned in holes NS95-1 (70'/0.024 oz Au/t from 280 ft, followed by 130'/0.024 oz Au/t from 260 ft), NS95-3 (60'/0.027 oz Au/t from 470 ft) NS95-4
(50'/0.021 oz Au/t from 350 ft) and NS95-8  (40'/0.030 oz Au/t from 490 ft). The
Levon drilling was supervised by C. J. Sampson, P. Eng., a qualified person pursuant to National Instrument 43-101.

Gold mineralization at Gold Acres occurs in a low-angle shear zone developed in carbonate strata of the Silurian Roberts Mountains Fm that dips southward toward the Norma-Sass property. The highest gold grades at Gold Acres occur where the low-angle shear zone is intersected by a series of northeast-striking high-angle normal faults. The high-angle faults also extend on to the Norma-Sass property. These structural features, together with the gold-bearing drill intercepts and presence of favorable host rocks, suggest potential for discovery of higher grade gold hosted by sheared Roberts Mountains Fm at depths of less than 2,000 ft on the Norma-Sass property.

The foregoing information has been compiled by Robert T. McCusker, P. Geol., a qualified person pursuant to National Instrument 43-101.


ON BEHALF OF THE BOARD OF                   ON BEHALF OF THE BOARD OF
DIRECTORS OF CORAL GOLD                     DIRECTORS OF LEVON
RESOURCES LTD.                              RESOURCES LTD.




"Louis Wolfin"                              "Louis Wolfin"
--------------------------------            --------------------------------
Louis Wolfin,                               Louis Wolfin
Chief Executive Officer of Coral            President of Levon


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          RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.